

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2016

Mail Stop 4720

Via E-mail
Mr. James Dowd
Chief Financial Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY 13126

> **Re:** **Pathfinder Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed August 12, 2016**
> **File No. 001-36695**

Dear Mr. Dowd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management Discussion and Analysis, page 33

1. We note your disclosure on page 17 that you use and rely on the Certificates of Deposit Account Registry Service ("CDARS") provided by Promontory Interfinancial Network as a form of brokered deposits. We also note your disclosure on page 42 that you incurred transaction costs in 2015 associated with increased deposit activity from customers using this service. To enhance compliance with Item 303(a)(1) of Regulation S-K, please tell us and expand your disclosure in future filings to address the following:

   • Quantify the amount of brokered deposits for each of the periods presented.

- Disclose which category of your deposits (e.g., money management accounts, savings and club accounts, etc.) the brokered deposits are included within, or separately present the amount of brokered deposits.

- To the extent the amount or percentage of brokered deposits changes significantly from period to period, please disclose the factors driving the trends.

Noninterest Expense, page 42

2.    We note your disclosure on page 42 that part of the $389,000 increase in other noninterest expenses year-over-year related to non-recurring servicing recourse charges related to loans sold to an investor in prior years.  We also note that you appear to have incurred similar charges during your fiscal quarters ending March 31, 2016 and June 30, 2016.  Please tell us, and expand future filings to disclose, the total amount of outstanding loans that are subject to such recourse provisions, the key provisions and time period the recourse provisions remain in effect, and any known trends you have experienced related to these recourse provisions.

Management's Report on Internal Control Over Financial Reporting, page 54

3.    We note your disclosure that you used the COSO Internal Control Integrated Framework for your assessment of internal controls over financial reporting.  Please tell us the specific framework used for your assessment and in future filings, please specify the year of the framework used (e.g., 2013).

Note 1.  Summary of Significant Accounting Policies, page 62

Allowance for Loan Losses, page 64

4.    We note your disclosure on page 64 that qualitative factors are added to your historical loss rates to reach your general allowance amount.  You also state that these qualitative factors, applied to each product class, make the evaluation inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.   Given the subjectivity of this estimate, tell us and expand your disclosure to describe directionally the trends in your qualitative factors and how these trends affected the overall level of the qualitative component of your general allowance for each period presented.  For example, describe which factors resulted in increases or decreases in the qualitative components during each of the periods presented.  Additionally, describe whether certain product classes result in higher or lower qualitative adjustments and the factors driving those trends.  Lastly, please provide an indication of the level of the qualitative component of the general allowance relative to the component based on historical loss rates.

5.    We note your disclosure on page 65 that large groups of homogeneous loans are
      collectively evaluated as impairment, and that you do not separately identify individual
      residential mortgage loans less than $300,000, home equity and other consumer loans for
      impairment, unless such loans are related to borrowers with impaired commercial loans
      or they are subject to a troubled debt restructuring (TDR) agreement for those with a
      carrying value in excess of $300,000.  You also go on to state that commercial loans
      classified as TDRs with a carrying value in excess of $100,000 are designated as
      impaired.   Please respond to the following:

      •    Clarify whether your policy would not permit a residential loan below $300,000 or a
           commercial loan under $100,000 to be classified as a TDR.  If so, please tell us how
           this policy complies with ASC 310-40.

      •    Please clarify whether under your policy, all TDRs, regardless of their size, have the
           allowance for loan losses measured pursuant to the guidance in ASC 310-10-35-22.

Note 5.  Loans, page 75

6.    We note your disclosure on page 81 that you had one new TDR in 2015 and two new
      TDRs during 2014, and that these TDRs were all in the commercial real estate or
      commercial and industrial loan class.  However, we also note your disclosure that you
      had three loans that had been modified as TDRs during the twelve months prior to
      December 31, 2015 that had subsequently defaulted in 2015, including one residential
      mortgage loan.  Please respond to the following:

      •    Given that you do not disclose any residential mortgage loans as being modified as
           TDRs during 2015 or 2014, please tell us how you could have any classified as
           defaulting during 2015.

      •    Confirm, if true, that the vast majority of your TDRs have not been successful given
           the subsequent level of payment defaults.  For example, it appears that you had four
           loans modified as TDRs during the three year period ending December 31, 2015, and
           three of these loans defaulted during 2015.

      •    Tell us how you have factored in the high level of re-defaults of your TDRs in your
           allowance methodology.  Please refer to the guidance in ASC 310-10-50-34(b).

      •    Given the significant level of re-defaults for your TDR modifications, please tell us
           whether you have made changes to your policies regarding when to grant
           modifications, or the types of modifications granted.

Form 10-Q for the Quarter Ended June 30, 2016

Item 2.  Management Discussion and Analysis, page 33

Capital, page 46

7.      We note your discussion of the capital conservation buffer requirement that is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.  However, it does not appear that the "minimum for capital adequacy purposes" columns as of June 30, 2016 reflect the beginning of the first phase-in of the capital conservation buffer.  Please advise, and revise future filings as appropriate.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.


                                        Sincerely,

                                        /s/ Stephanie L. Sullivan

                                        Stephanie L. Sullivan
                                        Senior Assistant Chief Accountant
                                        Office of Financial Services